Mail Room 4561

January 19, 2007

Michael W. Trudnak
Chairman and Chief Executive Officer
Guardian Technologies International, Inc.
516 Herndon Parkway
Herndon, Virginia 20170

> **Re: Guardian Technologies International, Inc.**
> **Registration Statement on Form S-1**
> **Filed on December 22, 2006**
> **File No. 333-139591**
>
> **Form 10-Q for the period ended September 30, 2006, as amended**
> **File No. 0-28238**

Dear Mr. Trudnak:

We have limited our review of the above-referenced filings of Guardian Technologies International, Inc. to the disclosure items identified below and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that Section 2.1 (b) of the Purchase Agreement, filed as exhibit 10.67 to the Form S-1, states that the second closing "shall occur on, or as soon as reasonably practicable following, the Effective Date," subject to the conditions described in Section 2.3. Our guidance requires that the closing of the private placement of the unissued securities occur "within a short time" after the effectiveness of the resale registration

statement in order for the transaction to be considered complete at the time of filing. Please advise us more specifically as to the timing of the second closing. Tell us the maximum number of days following effectiveness of the registration statement during which the second closing may occur. See Telephone Interp. 3S of the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations Supplement of March 1999, available on our website.

2. In Section 4(c) of the Form of Debenture Agreement relating to the Series A Senior Convertible Debentures, you indicate that there is a 4.99% conversion limitation on beneficial ownership. The Debenture Agreement provides that the cap on beneficial ownership may be waived by the holder. It appears that this feature provides impermissible discretion on the part of the holder. The investor's ability to subsequently increase the number of shares beyond the 4.99% ceiling to 9.99% is inconsistent with the guidance set out in the Corporation Finance Division's guidance on PIPE transactions (3.S) contained in the March 1999 Supplement of the Corporation Finance Manual of Publicly Available Telephone Interpretations. Agreement terms that provide the investor with the ability to make investment decisions under the agreement after the time of filing the resale registration statement are inconsistent with a conclusion that the unregistered offer and sale was complete when the resale filing was made.

3. We note that the shares being offered for resale by the selling shareholders include shares of common stock issuable as interest in lieu of cash pursuant to the terms of the Series A Convertible Debentures. We note further that Section 2(a) of the Form of Debenture Agreement, filed as Exhibit 10.68, provides the holders with the ability to waive the Equity Conditions that must be met before the company may elect to pay in stock. It appears that this structure provides the investors with a potential investment decision. As it is inappropriate to register the resale of securities until after the private offering for those securities has been completed, please provide us with your analysis as to why you believe that the offer and sale of the interest shares was complete when you filed the resale registration statement. In your analysis, please discuss whether the holders are irrevocably bound to receive the common stock issuable in lieu of cash and whether they are entitled to make additional investment decisions with respect to the interest payments.

Calculation of Registration Fee

4. We note that you rely on Rule 416 to register "any additional shares of common stock . . . which may become issuable by reason of stock splits, stock dividends and similar transactions pursuant to the anti-dilution provisions of the Series A 10% Senior Convertible Debentures, Series D Common Stock Purchase Warrants, Placement Agent Warrants, and other warrants." We note further that Section 5 of the Form of Debenture, filed as Exhibit 10.68, contains adjustment provisions relating to adjustments to the conversion price upon certain fundamental changes, full-ratchet provisions and other subsequent events. Please be advised that a change in the number of shares issuable as a result of a fundamental change, subsequent equity sales or the like is not considered an

anti-dilution provision and thus is not a "similar event" for the purposes of Rule 416. Refer to Interpretation 3S of the Securities Act portion of the March 1999 supplement to the manual of publicly available Corporation Finance telephone interpretations for guidance. Please confirm your understanding in this respect and revise footnote (2) to the calculation of registration fee table, if necessary, so that it is consistent with the staff's views regarding Rule 416.

Prospectus Summary

Recent Developments, Page 6

5. Consistent with our comment above, please revise the disclosure on page 7 to describe separately the standard anti-dilution provisions and the price resetting or full-ratchet provisions intended to adjust the conversion price upon the occurrence of the events outlined in Section 5 of the Form of Debenture. The disclosure describing the various triggering events relating to the full-ratchet provisions is dense and generally difficult to read. Similarly, explain in clearer detail the reference to "certain revenue and other milestones" that, if not met, may cause the conversion price and exercise price of the debentures and warrants to be reset. Please note that the summary section of the prospectus is subject to the plain English principles described in Rule 421(d). In this regard, revise to eliminate lengthy sentences, embedded paragraphs, multiple parenthetical phrases and the like.

Risk Factors, page 11

6. Please include a prominently placed risk factor alerting investors to the existence of your severe working capital deficit and quantify the extent to which you have been funding the company through loans and salary deferments from officers of the company. Disclose in the subheading the number of months of operations your current cash resources will fund and the amount required to fund your financial obligations for the next 12 months.

7. Please update the risk factors on page 13 that address your disclosure controls and procedures and your financial systems and controls, as well as any other related disclosure, to include the September 30, 2006 quarterly report.

Executive Compensation, page 70

8. Executive Compensation should be provided through fiscal year 2006. See Telephone Interp. J. 8B of the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations.

9. Please be advised that the executive compensation and related person disclosure requirements pursuant to Items 402 and 404 of Regulation S-K have been updated. See generally Release No. 33-8732A (September 8, 2006). Given that this registration

statement was filed on December 22, 2006 and your fiscal year ended December 31, 2006, please revise these sections to comply with the newly adopted executive compensation and related person disclosure rules for your most recent fiscal year. <u>See</u> Section VII. of Release No. 33-8732A (September 8, 2006).

Selling Stockholders, page 80

10. It appears that Midtown Partners & Co. LLC is a registered broker-dealer. Tell us whether any of the other selling shareholders are broker-dealers or affiliates of a registered broker-dealer. For all broker-dealers, advise us whether their shares were received as compensation for investment banking services or as investment shares.

11. To the extent any of the selling shareholders are affiliates of broker-dealers, disclose whether the sellers purchased the shares in the ordinary course of business and at the time of the purchase of the securities to be resold, the sellers had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

Legality Opinion

12. Please advise as to why you are opining on the laws of the District of Columbia when the company is incorporated in Delaware. Either remove all references to the laws of the District of Columbia or explain the reason for including these references.

13. Please confirm that the reference and limitation to the "Delaware General Corporation Law" includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial opinions interpreting these laws.

Form 10-Q for the period ended September 30, 2006, as amended

Controls and Procedures, page 28

14. You state that the company's certifying officers "initially concluded that [your] disclosure controls and procedures were effective" but that the certifying officers re-evaluated your disclosure controls and procedures as your consolidated financial statements were found to contain an "error in the application of accounting principles" requiring the company to restate those financials. You go on to state that, "except as expressly noted above," the Company's disclosure controls and procedures were effective. Because you may not qualify the conclusion as to effectiveness in this manner, please amend the Form 10-Q to clarify, if true, whether the company's disclosure controls and procedures were ineffective <u>as of September 30, 2006</u>. To the extent changes were made to your internal control over financial reporting to correct the errors in the quarter ended September 30, 2006, they should be discussed in your disclosure pursuant to Item 308 of Regulation S-K. To the extent any such changes were

undertaken after September 30, 2006, we would expect to see a discussion of the changes in your 2006 annual report on Form 10-K.

15. We note that you have not timely filed some of your periodic reports during the last 12 months. See, for example, the Item 5.02 Form 8-K, which was filed on January 3, 2007. Please be advised that the Form 8-K relating to the resignation of a director on December 21, 2006 should have been filed within four business days of that date. See general instruction B.1 to Form 8-K. As another example, the Form 10-Q filed May 26, 2006 was also not timely filed. Please ensure that future filings comply with the required time lines. Please also advise as to how you considered these late filings with respect to management's effectiveness conclusion about your disclosure controls and procedures.

As appropriate, please amend your filings in response to our comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statements as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendments for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please direct all questions to Maryse Mills-Apenteng at 202-551-3457 or the undersigned at 202-551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via facsimile: (202) 318-4486
        Neil R.E. Carr, Esquire
        Babirak, Vangellow & Carr, P.C.